Filed Pursuant to Rule 433

Registration No. 333-262379

AVNET, INC.

PRICING TERM SHEET

May 12, 2022

$300,000,000 5.500% Senior Notes due 2032

Issuer:	Avnet, Inc.

Ratings (Moody’s / S&P / Fitch)*:	Baa3 / BBB- / BBB-

Principal Amount:	$300,000,000

Trade Date:	May 12, 2022

Settlement Date**:	May 23, 2022 (T+7)

Maturity:	June 1, 2032

Coupon (Interest Rate):	5.500%

Yield to Maturity:	5.501%

Price to Public:	99.991% of the principal amount

Spread to Benchmark Treasury:	+265 basis points

Benchmark Treasury:	1.875% due February 15, 2032

Benchmark Treasury Price and Yield:	91-23+; 2.851%

Interest Payment Dates:	Semi-annually on June 1 and December 1 of each year, commencing on December 1, 2022

Make-Whole Call:	Make-whole call at any time prior to March 1, 2032 at the greater of (i) the sum of the present values of the remaining scheduled payments of principal and interest discounted at the treasury rate plus 40 basis points less interest accrued to, but excluding, the redemption date and (ii) 100% of the principal amount of the notes being redeemed, plus, in either case, accrued and unpaid interest to, but excluding, the redemption date.

Par Call:	At any time on or after March 1, 2032, we may redeem all or any part of the notes at a redemption price equal to 100% of the principal amount thereof plus accrued and unpaid interest thereon to, but excluding, the redemption date.

Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

Day Count Convention:	30/360

CUSIP Number:	053807 AV5

ISIN Number:	US053807AV56

Joint Book-Running Managers:	BNP Paribas Securities Corp.
BofA Securities, Inc.
J.P. Morgan Securities LLC
Mizuho Securities USA LLC
MUFG Securities Americas Inc.
Scotia Capital (USA) Inc.

Senior Co-Managers	SMBC Nikko Securities America, Inc.
Truist Securities, Inc.
Wells Fargo Securities, LLC

Junior Co-Managers	Academy Securities, Inc.
Commerz Markets LLC
HSBC Securities (USA) Inc.
KBC Securities USA LLC
PNC Capital Markets LLC
Siebert Williams Shank & Co., LLC
Standard Chartered Bank
U.S. Bancorp Investments, Inc.
UniCredit Capital Markets LLC

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
**

Note: It is expected that delivery of the notes will be made against payment therefor on or about May 23, 2022, which is the seventh business day following the date hereof (such settlement cycle being referred to as “T+7”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes prior to the second business day before the delivery of the notes will be required, by virtue of the fact that the notes initially will settle in T+7, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement. Purchasers of the notes who wish to trade the notes prior to the second business day before the delivery of the notes should consult their own advisors.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, BNP Paribas Securities Corp., BofA Securities, Inc. or J.P. Morgan Securities LLC can arrange to send you the prospectus if you request it by calling or e-mailing BNP Paribas Securities Corp. at 1-800-854-5674; BofA Securities, Inc. at 1-800-294-1322 or dg.prospectus_requests@bofa.com; or J.P. Morgan Securities LLC at 212-834-4533.